Exhibit (a)(5)(B)

News

Amplify Energy Announces Extension to Expiration Date of Tender Offer

HOUSTON, December 7, 2018—Amplify Energy Corp. (OTCQX: AMPY) (“Amplify” or the “Company”) announced today that, as a result of the market closure on December 5, 2018, the Company is extending the expiration date of its previously announced tender offer to purchase for cash up to 2,916,667 shares of its common stock (the “shares”) at a purchase price of $12.00 per share. As amended, the tender offer, the proration period and withdrawal rights will now expire at 11:59 p.m., New York City time, on Tuesday, December 18, 2018, unless further extended or earlier terminated.

Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. Payments of the tender consideration for the shares validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made promptly after the expiration time.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised the Company that, as of 5:00 p.m., New York City time, on Thursday, December 6, 2018, an aggregate of 1,242,691 shares of common stock were properly tendered and not properly withdrawn.

Pursuant to the tender offer, the Company’s stockholders may tender all or a portion of their shares. Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, subject to the conditions of the tender offer, including the provisions relating to proration and conditional tenders in the event that the number of shares properly tendered and not properly withdrawn exceeds 2,916,667. Full details of the terms and conditions of the tender offer are included in the Company’s Offer to Purchase and in the Letter of Transmittal relating to the tender offer, as amended, that has been distributed to stockholders and filed with the U.S. Securities and Exchange Commission (the “SEC”). Except as described in this news release, the terms of the tender offer remain the same as set forth in the Offer to Purchase and in the Letter of Transmittal.

D. F. King & Co., Inc. is acting as information agent for the tender offer. Citigroup Global Markets Inc. is acting as dealer manager for the tender offer. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

The Company’s Board of Directors has authorized the tender offer. However, none of the Company, the Company’s Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. No person is authorized to make any such recommendation.

Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as amended or supplemented), including the purposes and effects of the tender offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

IMPORTANT INFORMATION ABOUT TENDER OFFER

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed on November 19, 2018 with the SEC in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as the amendment to the Schedule TO filed on December 7, 2018 with the SEC and any further amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (866) 721-1211 (toll-free), by email at: ampy@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Citigroup Global Markets Inc., the dealer manager for the tender offer, by telephone at: 1-877-531-8365 (toll-free).

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Amplify expects, believes or anticipates will or may occur in the future are forward-looking statements. Terminology such as “will,” “would,” “should,” “could,” “expect,” “anticipate,” “plan,” “project,” “intend,” “estimate,” “believe,” “target,” “continue,” “potential,” the negative of such terms or other comparable terminology are intended to identify forward-looking statements. Amplify believes that these statements are based on reasonable assumptions, but such assumptions may prove to be inaccurate. Such statements are also subject to a number of risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Amplify, which may cause Amplify’s actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks relating to, among other things, the Company’s ability to consummate the tender offer. Please read the Company’s filings with the SEC, including “Risk Factors” in its Annual Report on Form 10-K, and if applicable, its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and other public filings and press releases for a discussion of risks and uncertainties that could cause actual results to differ from those in such forward-looking statements. All forward-looking statements speak only as of the date of this press release. All forward-looking statements in this press release are qualified in their entirety by these cautionary statements. Amplify undertakes no obligation and does not intend to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

About Amplify Energy

Amplify Energy Corp. is an independent oil and natural gas company engaged in the acquisition, development, exploration and production of oil and natural gas properties. The Company’s operations are focused in the Rockies, offshore California, East Texas / North Louisiana and South Texas. For more information, visit www.amplifyenergy.com.

Contacts

Amplify Energy Corp.

Martyn Willsher – Chief Financial Officer

(713) 588-8346

martyn.willsher@amplifyenergy.com

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